Exhibit 99.1

Allen C. Tucci

atucci@archerlaw.com

215-246-3192 (Ext. 5192) Direct 215-963-9999 Direct Fax

Archer & Greiner, P.C.
Three Logan Square 1717
Arch Street, Suite 3500
Philadelphia, PA 19103
(215) 963-3300 Main
(215) 963-9999 Fax
www.archerlaw.com

June 24, 2021

Asiarim Corp.

50 West Liberty Street

Suite 880

Reno, NV 89501

Re:       Cancellation of Indebtedness Due to Statute of Limitations

To Whom It May Concern:

We are furnishing you this opinion at the request of Asiarim Corp. (the “Issuer”) in connection with the fair presentation of the financial condition of the Issuer: specifically, whether certain indebtedness (the “Debt”) should continue to be reflected as due and payable by the Issuer.

We have relied upon the following additional information in rendering our opinion:

1.	All securities filings made by the Issuer and filed with OTC Markets (“OTC”) were true and correct, as of the date of filing.

2.	Since the date of the last 10-Q filing (filed for the period ending June wo, 2011) (the “Most Recent Filing”), there has been no payment made on any of the Debt, and no agreements with any of the holders of the Debt.

3.	The Debt is comprised of bank overdraft, general accounts payable, other payables, accrued expenses, amounts due to shareholders, amounts due to former subsidiary, and amounts due to former directors. The “other payables” are comprised of payroll taxes payable, social security premiums payable, and promissory notes due on demand, held by Reco Beheer B.V., Wilhelmus Maria Ebben, and Jan Hoogstrate. The “amounts due to shareholders” is comprised of a general amount due to Reunite Investments, Inc., compensation due to SP by Design, Inc., and a promissory note due on demand, held by Eugene van Os. The category of “amounts due to former directors”

4.	The promissory notes evidencing the debt are governed, exclusively, by the laws of the State of Nevada.

Haddonfield, NJ | Hackensack, NJ | Princeton, NJ | Philadelphia, PA | Red Bank, NJ | New York, NY | Wilmington, DE

Asiarim Corp.

November 4, 2019

In connection with this opinion, we have reviewed applicable federal and state laws, rules and regulations and have made such investigations and examined such documents and material related to the Company as I have deemed necessary and appropriate under the circumstances. Our review has been limited to reports filed with the SEC in compliance with the Securities Exchange Act of 1934, as amended, and with OTCMarkets, without having independently verified such factual matters.

The documents that we have reviewed, included, but are not limited to, the Most Recent Filing and all other documents and disclosures posted on OTCmarkets.com, as of the date of this letter.

In my examination, I have assumed and have not verified, (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to me as originals, if any (iii) the conformity with the originals of all documents supplied to me as copies, and (iv) the accuracy and completeness of all corporate records and documents and of all certificates and statements of fact given or made available to me by the Company.

State of the Law

With the limited exception noted below for demand notes, there is a 6-year statute of limitations for the collection of a corporate debt issued in the State of Nevada. As explained below, the determination of when the limitations period begins depends on whether the debt is evidenced by a promissory note or by another written contract.

There is a 6 year statute of limitations for an action based upon a contract, obligation or liability founded upon an instrument of writing (N.R.S. 11.190(b)). The limitations period begins on the date of the last transaction, last item charged or last credit given; provided, however, whenever any principal or interest payment has been made after the due date, then the limitations period begins from the date the last payment was made (N.R.S. 11.200).

For a note payable at a definite time, the statute of limitations is 6 years after the due date(s) stated in the note or, if the due date is accelerated, then within 6 years after the accelerated due date (6 Del.C. § 3-118(a)).

The debts constituting promissory notes, on the Issuer’s balance sheet (specifically, $661,762 due to Eugene van Os (“Van Os”), $608,893 due to Reunite Investments, Inc. (“Reunite”), $144,530 due to Reco Beheer B.V. (“RBBV”), $420,024 due to Willhemus Maria Ebben (“Ebben”), and $420,024 due to Jan Hoogstrate (“Hoogstrate”), constitute on demand promissory notes, made prior to June 30, 2011. For a note payable upon demand, the statute of limitations is 6 years after the demand is made; provided, however, if no demand is made and no principal or interest has been paid on the note for a continuous period of 10 years, then the statute of limitations is 10 years. (NRS 104.3118). The amounts due to Reunite, Hoogstrate, Ebben and Van Os relate to a Loan Agreement made on February 8, 2010, a copy of which is included with the Issuer’s Form 10-Q/A, filed with the SEC on January 18, 2011.

Asiarim Corp.

November 4, 2019

Facts and Legal Opinion

(1)             The Company has stated that debt identified on the balance sheet that constitutes on demand promissory notes that were entered into in excess of ten years ago. Since that time there have been no collection efforts by the holders of the notes, or any party.

Under Section 104.3118 of the Nevada Revised Statutes, the statute of limitations for collection of these debts against the Company is 10 years after the date of the instrument. All of the above-listed obligations were entered into more than 10 years prior to the date of this letter. As a result of this fact, and the assumptions made in this letter, we are of the opinion that the holder of the above-referenced notes may not legally bring and action for collection of the instruments against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these promissory notes.

(2)             The Company has stated that certain debts on the balance sheet arise from contract. Specifically, the Issuer’s balance sheet identifies amounts due to SP by Design, Inc. of $330,000, amounts due to various parties of $308,829, bank overdraft of $18,925, accounts payable of $486,893, accrued expenses of $415,726, and amount due to former subsidiary of $5,506, all of which constitute liabilities from contract.

Under Section 104.3118(1) of the Nevada Revised Statutes, the statute of limitations for collection of these debts against the Company ends 6 years after the date of the last transaction, last item charged or last credit given. We have been informed by the Company that no payments or further credit transactions with the parties have occurred since the date of the Most Recent Filing. As a result of these facts, and the assumptions made in this letter, we are of the opinion that the parties holding the above-referenced debts may not legally bring and action for collection of these debts against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these contractual obligations.

As to matters of fact, I have relied upon information obtained from public officials, officers of the Company, and/or other sources, and I represent that all such sources were believed to be reliable. I have relied upon the Company’s assurances concerning the lack of payment, settlement discussions or collection activities on the Debt since the date of the Most Recent Filing.

I have made no independent attempt to verify facts as provided to me and set forth herein and this opinion is limited to and conditioned upon, the facts as stated herein.

I am qualified to practice law in the States of Delaware, Pennsylvania and New York and I express no opinion as to the laws of any jurisdictions except for those of the State of Nevada and the United States of America referred to herein.

Asiarim Corp.

November 4, 2019

This opinion letter and the opinions it contains shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Business Law Section as published in 53 Business Lawyer 831 (May 1998).

Our opinions set forth in this letter are based upon the facts in existence and laws in effect on the date hereof and we expressly disclaim any obligation to update our opinions herein, regardless of whether changes in such facts or laws come to our attention after the delivery hereof.

This opinion is limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly contained herein. This opinion is rendered solely for your benefit and no other person or entity, other than your successors and assignees, shall be entitled to rely on any matter set forth herein without the express written consent of the undersigned.

Very Truly yours, /s/ Allen C. Tucci ALLEN C. TUCCI ARCHER & GREINVER,P.C.

ACT/MD